SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2016

Prana Biotechnology Limited

(Name of Registrant)

Level 2, 369 Royal Parade Parkville  Victoria  3052 Australia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This Form 6-K is being incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-199783) and Form S-8 (File No. 333-153669).

PRANA BIOTECHNOLOGY LIMITED

6-K	Items

1.	Prana Alzheimer’s disease data features at world leading conference

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By:	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

July 27, 2016

Prana Alzheimer's disease data features at world leading conference

Professor Rudolph Tanzi presents results from testing PBT2 in the “Alzheimer’s in a Dish Model” at the Alzheimer’s Association International Conference in Toronto, Canada.

MELBOURNE, July 27th 2016: Professor Rudolph Tanzi, Founding Scientist and Chief Scientific Advisor for Prana Biotechnology, presented results obtained from testing PBT2, Prana’s lead candidate for Huntington and Alzheimer’s diseases, at the Alzheimer’s Association International Conference (AAIC) in Toronto, Canada on July 26, 2016.

The presentation is entitled: “Reconstructing Alzheimer Amyloid and Tau Pathology in 3D Cell Cultures Derived from Human Stem Cells.”

In October, 2014, Professor Tanzi and his colleague Dr. Doo Yeon Kim of Massachusetts General Hospital/Harvard Medical School reported in the journal Nature that they successfully recreated Alzheimer’s disease pathology in an organoid consisting of human stem-cell derived neurons grown in 3D cultures. The landmark disease model, awarded with the Smithsonian 2015 American Ingenuity Award, exhibited beta-amyloid plaque deposition, neurofibrillary tangles and neuronal cell death, all major hallmarks of Alzheimer's disease. The ‘Alzheimer’s-in-a-Dish Model’ provided the first proof of concept that beta-amyloid is sufficient to trigger neurofibrillary tangle formation.

Since that time, the inventors have been expanding and further validating the model for drug screening. At the AAIC 2016 meeting, Professor Tanzi reported testing results with PBT2 in the ‘Alzheimer’s-in-a-Dish Model’. He found that treatment of the 3D model cells with PBT2 significantly reduced levels of both phospho-tau (p-tau) aggregates and Aβ42 fibrils when compared to controls, also visible with immuno-staining. PBT2 also led to modest improvements in neuronal cell viability in the model.

Professor Tanzi reported that PBT2 testing in the 3D model resulted in dose-related, statistically significant reductions in p-tau (40 to 56%) and soluble Aβ42 (31 to 51%). PBT2 testing also resulted in statistically significant reductions in p-tau/total tau and insoluble Aβ42 ranging from 34% to 37% and 31% to 46%, respectively.

PBT2 comes from a library of over 2,000 compounds which Prana is evaluating separately for various indications. The 3D Alzheimer’s model adds to the body of evidence that PBT2 significantly reduces both p-tau and Aß42.

Based on Prana’s prior pre-clinical and clinical testing and these new results, PBT2 appears to carry great potential for targeting both the proteins at the root of Alzheimer’s; Aß42 and p-tau. p-tau also plays a role in other neurodegenerative disorders, such as Huntington disease.

Contacts:

Investor Relations	Media
Rebecca Wilson	Gavin Lower
E: rwilson@buchanwe.com.au	E: glower@buchanwe.com.au
Tp: +61 3 9866 4722	Tp: +61 3 9866 4722

About Prana Biotechnology Limited

Prana Biotechnology was established to commercialise research into Alzheimer's disease and other major age-related neurodegenerative disorders. The Company was incorporated in 1997 and listed on the Australian Stock Exchange in March 2000 and listed on NASDAQ in September 2002. Researchers at prominent international institutions including The University of Melbourne, The Mental Health Research Institute (Melbourne) and Massachusetts General Hospital, a teaching hospital of Harvard Medical School, contributed to the discovery of Prana’s technology.

For further information please visit the Company’s web site at www.pranabio.com.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements. Such statements include, but are not limited to any statements relating to the Company's drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company's drug development program, including, but not limited to, PBT2, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, PBT2, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug compounds, including, but not limited to, PBT2, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company's intellectual property or trade secrets, including, but not limited to, the intellectual property relating to PBT2, and other risks detailed from time to time in the filings the Company makes with Securities and Exchange Commission including its annual reports on Form 20-F and its reports on Form 6-K. Such statements are based on management’s current expectations, but actual results may differ materially due to various factions including those risks and uncertainties mentioned or referred to in this press release. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

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